

March 30, 2012

Via E-mail
Mr. Mark J. Rosenblum
Chief Financial Officer
Advaxis, Inc.
305 College Road East
Princeton, NJ 08540

      Re: Advaxis, Inc.
              Form 10-K for the Fiscal Year Ended October 31, 2011
              Filed January 26, 2012
              File No. 000-28489

Dear Mr. Rosenblum:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended October 31, 2011

Item 1. Business, page 1

Collaborations, Partnerships and Agreements, page 7

1. You describe the following agreements in your Form 10-K, but do not file these agreements as exhibits:

        • Agreement with the National Cancer Institute Gynecologic Oncology Group;
        • Master Agreement dated June 19, 2009 with Numoda Corporation;
        • Project Agreement dated July 8, 2009 with Numoda Corporation; and
        • Amendment No. 3 to the Penn License Agreement.

      Please promptly file these agreements as exhibits, or provide us with a legal analysis as to why these agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Please also file your Amendment No. 1 to the Penn License Agreement and provide proposed draft disclosure that discloses the material terms of the amendment. In addition, for each agreement please provide proposed draft disclosure that include the term and termination provisions of each of these agreements.

Patents and Licenses, page 10

2. Please provide proposed draft disclosure that includes a more robust discussion of the material patents underlying the license agreement with the University of Pennsylvania, and its amendments. This discussion should identify the product candidates to which the material patents relate, the expiration dates of the most significant patent(s) for each product, and the jurisdictions in which they were granted. See Item 101(h)(4)(vii) of Regulation S-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin at (202) 551-3239, Jennifer Riegel at (202) 551-3575, or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director